EXHIBIT 4

Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 USA
Ministry of Finance and the Public Service 30 National Heroes Circle Kingston 4 Jamaica	Tel +1 212 610 6300 Fax +1 212 610 6399 Direct Line +1 212 610 6320 www.allenovery.com
Our ref: 0068270-0000030 NY:11026992.1

March 04, 2011

Dear Ladies and Gentlemen:

We have acted as special United States counsel to the Government of Jamaica (Jamaica) in connection with the issuance and offering for sale of its 8.00% Amortizing Notes due 2019 (the Notes) in the aggregate amount of U.S.$400,000,000 in the form of a takedown from Jamaica’s Registration Statement No. 333-152361under Schedule B (the Registration Statements).

A.	DOCUMENTS

In rendering the opinion expressed below, we have examined the following documents: (i) the Registration Statement, (ii) the prospectus dated February 7, 2011, as filed with the U.S. Securities and Exchange Commission (the Commission) as part of the Registration Statement, as amended or supplemented, (iii) the prospectus supplement, dated February 14, 2011, as filed with the Commission pursuant to Rule 424(b)(5) (the Prospectus Supplement) specifically relating to the Notes, (iv) an executed copy of the Fiscal Agency Agreement, dated June 20, 2002 (the 2002 Fiscal Agency Agreement), among Jamaica, Deutsche Bank Trust Company Americas (the Fiscal Agent) and Deutsche Bank Luxembourg S.A. (the Luxembourg Paying Agent), (v) an executed copy of the supplemental fiscal agency agreement, dated June 24, 2008 (the 2008 Supplemental Fiscal Agency Agreement), executed by Jamaica, (vi) an executed copy of the supplemental fiscal agency agreement, dated February 22, 2011, supplementing the 2008 Supplemental Fiscal Agency Agreement (together with the 2002 Fiscal Agency Agreement and the 2008 Supplemental Fiscal Agency Agreement, the Fiscal Agency Agreement), as executed by Jamaica (vii) the Notes and (viii) the Underwriting Agreement, dated February 14, 2011, between Jamaica, BNP Paribas Securities Corp., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Scotia Capital (USA) Inc. named therein (the Underwriting Agreement).

The agreements, instruments and other documents referred to in the above paragraph are herein referred to as the Relevant Documents.

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practice in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Bratislava, Brussels, Bucharest (associated office), Budapest, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo and Warsaw.

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practice in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.

We have reviewed originals or copies certified or otherwise identified to our satisfaction of such instruments and other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

B.	ASSUMPTIONS

In giving this opinion, we have assumed the following (without independent verification):

1.	the legal capacity of all natural persons, the authority of all persons signing each of the documents on behalf of the parties to such documents and the genuineness of all signatures;

2.	the conformity to original documents and the completeness of all documents submitted to us (i) as certified or conformed copies or photocopies, or (ii) by facsimile transmission, and the authenticity of the originals of such documents;

3.	the certificates and other documents to which we have referred herein were when made, and remain, accurate and there have been no variations to any such certificates or documents;

4.	insofar as any obligation is to be performed in a jurisdiction other than the State of New York, its performance would not be illegal or ineffective under the laws of that jurisdiction; and

5.	that each of Jamaica, the Fiscal Agent and the Luxembourg Paying Agent has satisfied or will satisfy those legal requirements that are applicable to it under any law other than the federal law of the United States and the law of the State of New York to the extent necessary to make the Fiscal Agency Agreement and the Notes (with respect to Jamaica) enforceable against it (except that no such assumption is made as to Jamaica regarding matters of the federal law of the United States of America or the law of the State of New York).

C.	LIMITATIONS

Our opinion expressed below is subject to the following limitations:

1.	We express no opinion as to matters of fact.

2.	For purposes of the opinion expressed in item D herein, we are members of the bar of the State on New York and we have not investigated and do not express any opinion as to the laws of any jurisdiction other than the Applicable Laws. As used in this opinion, the term Applicable Laws refers to the laws of the State of New York and of the United States of America, in each case in effect on the date of this opinion, and to the extent they are normally applicable in relation to transactions of the type provided in the Relevant Documents, and excluding any law, rule or regulation relating to the securities or “blue sky” laws of any other State of the United States.

D.	OPINION

It is our opinion that the Notes when issued, assuming that the Notes were duly authorized by Jamaica, duly executed and authenticated in accordance with the Fiscal Agency Agreement and duly delivered and paid for in accordance with the terms of the Underwriting Agreement, constituted valid and binding obligations of Jamaica, enforceable against Jamaica in accordance with their terms.

E.	QUALIFICATIONS

The foregoing opinion is subject to the following comments and qualifications:

1.	Our opinion is subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, preference, equitable subordination, moratorium and other similar laws affecting the rights and remedies of creditors generally and to possible judicial action giving effect to governmental actions or foreign laws affecting creditors’ rights. Our opinion is also subject to the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith, fair dealing and equitable principles affecting the enforceability of obligations of sovereigns, regardless of whether considered in a proceeding in equity or at law. We give no opinion as to the availability of equitable remedies.

2.	The enforceability of provisions in the Relevant Documents to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

3.	We express no opinion as to the effect of the laws of any jurisdiction in which any of the parties to the Relevant Documents are located (other than the State of New York, as the case may be) that limit the interest, fees or other charges such party may impose.

5.	Our opinion is subject to the enforceability in the United States of America of the waiver of immunities by Jamaica as set out in the Fiscal Agency Agreement and the Notes and such waiver of immunities are subject to the limitations imposed by the Foreign Sovereign Immunities Act of 1976, as amended.

6.	We note that under certain circumstances the U.S. federal courts located in the State of New York may decline to exercise subject matter jurisdiction to adjudicate a controversy relating to or arising under the Relevant Documents. Furthermore, despite any waivers contained in the Relevant Documents, a court of the State of New York or a U.S. federal court has the power to transfer or dismiss an action on the grounds that the court is an inconvenient forum for that action.

7.	We note that effective enforcement of a foreign currency claim in the courts of the State of New York or the U.S. federal courts sitting in the State of New York may be limited by requirements that the claim (or a foreign currency judgment in respect of the claim), or a claim with respect to any guarantee of the claim, be converted into U.S. dollars at the rate of exchange prevailing on the date of the judgment or decree by the New York court or U.S. federal court.

8.	We express no opinion as to the enforceability of any provision relating to the severability of provisions in the Relevant Documents.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to Amendment No. 1 to the Annual Report of Jamaica on Form 18-K for the year ended March 31, 2010 and to the references to us under the heading “Validity of the Notes” in the Prospectus Supplement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under the Securities Act of 1933, as amended, or under the rules and regulations of the Commission.

Very truly yours,

/S/ ALLEN & OVERY LLP